UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 1, 2021

ENVERIC BIOSCIENCES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-38286	95-4484725
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Enveric Biosciences, Inc.

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (239) 302-1707

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	ENVB	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 5.08 Shareholder Director Nominations.

As previously reported on a Current Report on Form 8-K filed by Enveric Biosciences, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on May 24, 2021, the Company entered into that certain amalgamation agreement with MagicMed Industries Inc. (“MagicMed”), pursuant to which, among other things, the amalgamated corporation will become an indirect wholly-owned subsidiary of the Company. Pursuant to the amalgamation agreement, the Company filed a registration statement on Form S-4 with the SEC that contained a preliminary proxy statement/prospectus with respect to a proposed special meeting of stockholders to consider and vote on a proposal to approve the issuance of shares of the Company’s common stock to MagicMed equity holders in the proposed amalgamation.

On July 1, 2021, the Board of Directors of the Company established September 14, 2021 as the date of the Company’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) and set the close of business on July 30, 2021 as the record date for those stockholders of record who will be entitled to notice of and to vote at the 2021 Annual Meeting. The Board of Directors determined that it was in the best interests of the Company and its stockholders to hold the 2021 Annual Meeting in lieu of the special meeting of stockholders relating to the proposed amalgamation between the Company and MagicMed to minimize the cost, time, and management attention of hosting two stockholder meetings in close proximity. At the 2021 Annual Meeting, the Company expects to ask stockholders to elect directors, approve the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, and approve the issuance of the Company’s shares in connection with the proposed amalgamation between the Company and MagicMed. The Company will publish additional details regarding the exact time, virtual location, and matters to be voted on at the 2021 Annual Meeting in the Company’s definitive proxy statement for the 2021 Annual Meeting. Because the date of the 2021 Annual Meeting has been changed by more than 30 days from the anniversary date of the Company’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”), in accordance with Rule 14a-5(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is informing stockholders of such change. Accordingly, a new deadline has been set for submission of proposals by stockholders for the 2021 Annual Meeting.

Rule 14a-8 Proposals Deadline. Stockholders of the Company who wish to have a proposal considered for inclusion in the Company’s definitive proxy materials for the 2021 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposal is submitted in writing by July 23, 2021, which the Company has determined to be a reasonable time before it expects to begin to print and send its proxy materials. Any such proposal must also meet the requirements of Delaware law as well as those requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy materials for the 2021 Annual Meeting. The July 23, 2021 deadline will also apply in determining whether notice of a stockholder proposal is timely for purposes of exercising discretionary voting authority with respect to proxies under Rule 14a-4(c) of the Exchange Act.

Advance Notice Deadlines. In addition, in accordance with the requirements contained in the Company’s Amended and Restated Bylaws, stockholders of the Company who wish to present a proposal at the 2021 Annual Meeting outside of Rule 14a-8 of the Exchange Act or to nominate a person for election as a director, must ensure that written notice of such proposal (including all of the information specified in the Company’s Amended and Restated Bylaws) is received by the Company’s Secretary no later than the close of business on the 10th day following the day on which public announcement of the date of the 2021 Annual Meeting is first made. Accordingly, notice of stockholder proposals or nominations of directors for the 2021 Annual Meeting must be received by the close of business, Mountain Time, on July 16, 2021. Any such proposal must meet the requirements set forth in the Company’s Amended and Restated Bylaws, applicable Delaware law and the rules and regulations promulgated by the SEC in order to be brought before the 2021 Annual Meeting.

Proposals and notices must be in writing and received by our Corporate Secretary at Enveric Biosciences, Inc., Attn: Corporate Secretary, 4851 Tamiami Trail N, Suite 200, Naples, Florida 34103.

Item 8.01 Other Events.

The description above under “Item 5.08–Shareholder Director Nominations” is incorporated by reference into this Item 8.01.

Important Additional Information Will be Filed with the SEC

This communication may be deemed to be solicitation material in respect of the proposed transaction between the Company and MagicMed. In connection with the proposed transaction, the Company has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement that will contain a definitive proxy statement and prospectus. THE COMPANY URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC by contacting Investor Relations by mail at Enveric Biosciences, Inc., Attn: Investor Relations, 4851 Tamiami Trail N, Suite 200, Naples, Florida 34103. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation

The Company and MagicMed, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This report, including the exhibits attached hereto, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s and MagicMed’s control. Statements in this report regarding the Company, MagicMed and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on the Company’s and MagicMed’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, expectations regarding capital structure following the closing of the proposed transaction, the combined company’s pipeline, intellectual property protection and R&D spend, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the Company’s and MagicMed’s control. These factors include, among other things, the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; the amount of funds the combined company requires for its product candidates; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; the impact of the ongoing COVID-19 pandemic on the combined company’s results of operations, business plan and the global economy; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in the Company’s filings with the SEC, including the risk factors discussed in the Company’s most recent Annual Reports on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and future filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVERIC BIOSCIENCES INC.

Date: July 6, 2021	By:	/s/ David Johnson
	Name:	David Johnson
	Title:	Chief Executive Officer